SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 March, 2008

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Transaction in Own Shares dated 14 March 2008
99.2	Transaction in Own Shares dated 17 March 2008
99.3	Director/PDMR Shareholding dated 18 March 2008
99.4	Holding(s) in Company dated 18 March 20
99.5	Annual Report and Accounts dated 19 March 2008
99.6	Transaction in Own Shares dated 19 March 2008
99.7	Transaction in Own Shares dated 20 March 2008
99.8	Transaction in Own Shares dated 26 March 2008
99.9	Holding(s) in Company dated 27 March 2008

99.1

14 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 200,000 of its ordinary shares at a price of 771.6742p per share.

END

99.2

17 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 250,000 of its ordinary shares at a price of 740.016094p per share.

END

99.3

18 March 2008

INTERCONTINENTAL HOTELS GROUP PLC

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

In respect of the conditional rights over InterContinental Hotels Group PLC (“Company”) ordinary shares awarded to a number of participants in the Company’s Annual Bonus Plan (formerly the Short Term Deferred Incentive Plan) in 2005, the Company was notified on 17 March 2008, that the following numbers of shares (net of income tax liabilities) were transferred for no consideration from the Company’s Employee Share Ownership Trust to the following directors and other persons discharging managerial responsibility on 17 March 2008:

Director	Number of shares transferred

Stevan Porter	14,421
Richard Solomons	17,098

Other Persons Discharging Managerial Responsibility

Peter Gowers	15,739
Richard Winter	12,778

---------------Ends--------------

Name of Contact for this RNS Announcement:

Patrick Hartrey                                                                         Tel: 01753 410 244

Company Secretariat

InterContinental Hotels Group PLC

END

99.4

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: Yes

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13 March 2008

6. Date on which issuer notified:

17 March 2008

7. Threshold(s) that is/are crossed or reached:

4%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	Below 3%	Below 3%

Resulting situation after the triggering transaction

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	5,399,785	5,399,785		1.83%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Physically settled long call option	20 March 2008		6,739,901	2.28%
Physically settled long call option	18 April 2008		1,411,948	0.48%

Total (A+B)

Number of voting rights	% of voting rights
13,551,634	4.59%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Morgan Stanley Securities Limited	13,454,068	4.56%
Morgan Stanley & Co Incorporated	1,151	0.00%
Bank Morgan Stanley AG	3,000	0.00%
Morgan Stanley Capital (Luxembourg) S.A.	93,415	0.03%

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 294,739,048

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

99.5

InterContinental Hotels Group PLC Annual Report 2007

19 March 2008

The Company’s Annual Report and Financial Statements 2007, Notice of Annual General Meeting 2008 and related documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Document Disclosure Team

UK Listing Authority

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

END

99.6

19 March 2008

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 100,000 of its ordinary shares at a price of 755.711p per share.

END

99.7

20 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 150,000 of its ordinary shares at a price of 755.625907p per share.

END

99.8

26 March 2008

Intercontinental Hotels Group plc:  Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 33,231 of its ordinary shares at a price of 779.8087p per share.

END

99.9

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

InterContinental Hotels Group PLC

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights: (No)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: Yes

An event changing the breakdown of voting rights: (No)

Other (please specify): (No)

3. Full name of person(s) subject to the notification obligation:

Morgan Stanley (Institutional Securities Group and Global Wealth Management)

4. Full name of shareholder(s) (if different from 3.):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

20 March 2008

6. Date on which issuer notified:

26 March 2008

7. Threshold(s) that is/are crossed or reached:

Below 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	5,399,785	5,399,785

Resulting situation after the triggering transaction (no change)

Class/type of shares	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
ISIN: GB00B1WQCS47 Ordinary Shares of 13 [29] / 47 pence each	Below 3%	Below 3%		Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction (disposal)

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Below 3%	Below 3%		Below 3%	Below 3%

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using the total voting rights figure of 294,739,048

14. Contact name:

Catherine Springett, Deputy Company Secretary, InterContinental Hotels Group PLC

15. Contact telephone number:

01753 410242

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 March, 2008